FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of April 1, 2005 to April 30, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  May 16, 2005





.........................................
(Signed by)
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                For the month of April 1, 2005 to April 30, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


598      Notice of General Meeting
599      Report for the Quarter Ended March 31, 2005

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634









                        NOTICE OF ANNUAL GENERAL MEETING



                                      WITH


                                EXPLANATORY NOTES



                                       AND



                                  FORM OF PROXY






                            Date and time of meeting
                             31 May 2005 at 10.00am




                                Place of meeting
                              Seminar Room, Level 6
                                   BGC Centre
                                28 The Esplanade
                             Perth Western Australia

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634





                            NOTICE OF GENERAL MEETING

Notice is hereby given that the 2005 Annual General Meeting of the shareholders of CityView Corporation Limited will be held in the Seminar Room, Level 6 BGC Centre, 28 The Esplanade Perth Western Australia on 31 May 2005 at 10.00am.


                                ORDINARY BUSINESS


1.       Financial Report
         To receive and consider the Financial Report, Directors Report and the independent Audit Report for the financial year ended 31 December 2004.

2.       Retirement and Re-Election of Directors
         To consider, and if thought fit, to pass the following resolutions as ordinary resolutions:

2.1 "That Mr Thinagaran, being a director of CityView Corporation Limited, who retires by rotation in accordance with Article 16.3 of the Company's Constitution, and being eligible, offers himself for re-election, is re-elected as a director of CityView Corporation Limited."

2.2 "That Mr John Arbouw, being a director of CityView Corporation Limited, who retires by rotation in accordance with Article 16.3 of the Company's Constitution, and being eligible, offers himself for re-election, is re-elected as a director of CityView Corporation Limited."

3.       Ratification of Issue of Shares
         That the issue of 10,500,000 fully paid ordinary shares on 30 December 2004 to Bainsford Limited as set out in the notes to this Notice of Meeting be approved and ratified.



18 April 2005



THINAGARAN
Director



NOTE:
Determination of holding of shares
In accordance with section 1109N of the Corporations Act 2001 the directors of the Company, being the convenors of the meeting, have determined that all shares of the Company that are quoted by Australian Stock Exchange Limited as at 10.00am on 26 May 2005 will be taken for the purposes of the meeting to be held by the persons who hold them at that time.

                          CityView Corporation Limited
                                 ACN 009 235 634

                        EXPLANATORY NOTES ON RESOLUTIONS

Purpose of meeting
The purpose of the meeting is to:
        (a) Consider and adopt the financial statements;
        (b) Election of directors;
        (c) Ratify Issue of Shares

Resolution 1 - Financial Statements
Resolution 1 is to receive and consider the Financial Report, Directors Report and the independent Audit Report for the financial year ended 31 December 2004.

Resolution 2 - Election Of Directors
Resolution 2.1 seeks the reappointment of Mr Thinagaran who retires in accordance with the Constitution and being eligible offers himself for re-election.
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant to that firm.

Resolution 2.2 seeks the reappointment of Mr John Arbouw who retires in accordance with the Constitution and being eligible offers himself for re-election. Mr Arbouw was born in Holland and educated in Canada. He is a member of the Australian Institute of Company Directors (MAICD) and has worked in North America, Europe, Asia, and New Zealand. He has lived and worked in Australia for the past 25 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. He has served on a number of boards and has written extensively on global corporate governance issues.

Resolution 3 - Ratification of Issue of Shares
Resolution 3 seeks the ratification of the issue of 10,500,000 shares. The particulars of the issues being:


Date                Allotee                 Number issued         Price per share        Purpose of issue
30.12.2004          Bainsford Limited       10,500,000            $0.10                  Additional working capital


The shares, the subject of the placement rank equally in all respects (including participation in dividends) with the existing issued shares of the Company and application was made for official quotation of the shares following the allotment. The proceeds raised from the allotment were used towards the payment of drilling cash calls to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd.

None of the Directors or parties associated with the Directors participated in the issue.

This resolution is for the purposes of satisfying listing rule 7.4 of Australian Stock Exchange Limited.

Voting Restrictions apply to Resolutions 3
The Company will disregard any votes cast on resolution by:
        (a)      Any person who participated in the issue;
        (b) Any person who may participate in a proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder;
        (c)      A party who is to receive the securities; or
        (d)      An associate of any such person.

However, the Company need not disregard a vote if:
        (a) It is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
        (b) It is cast by a person chairing the meeting as a proxy for the person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

                          CITYVIEW CORPORATION LIMITED

                                 ACN 009 235 634

                                      PROXY

                             ANNUAL GENERAL MEETING

I/We ..........................................................................

being a member/s of CityView Corporation Limited appoint:

Name of proxy:    .............................................................

Address of proxy: .............................................................

or failing that nomination then the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held on 31 May 2005 and at any adjournment of that meeting.

If you do not wish to direct your proxy how to vote, you
should place a mark in this box.                              |_|

By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded due to that interest. It is the Chairman's intention that all undirected proxies will be directed in favour of all resolutions.
If you wish to instruct the proxy to vote, you should place a mark in the appropriate box against each item set out below. Unless otherwise instructed your proxy may vote as your proxy thinks fit or abstain from voting.

                                                              For    Against

     1. Resolution 1 - financial statements                   |_|     |_|

     2. Resolution 2 - Election of Directors

                Resolution 2.1 - Thinagaran                   |_|      |_|

                Resolution 2.2 - J Arbouw                     |_|      |_|

     3. Resolution 3 - Ratification of Issue of Shares        |_|      |_|



If you appoint a second proxy,  state the proportion of your voting rights or the number of your votes given to the proxy
appointed in this form:        ........................ shares


          Full Name of Member: .......................................

          Address of Member:   .......................................


Signature of Member/s:
Individuals

Signature:..............................

Date:      .............................

Companies
Director:............................... Secretary/Director:....................

Date:...................................

                     INSTRUCTIONS FOR APPOINTMENT OF PROXIES



1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of the member.

2. A proxy by a corporation must be signed by two directors or a director and the secretary or an attorney of the corporation authorised for that purpose.

3. A form of proxy that does not nominate a person to act as a proxy will be regarded as appointing the chairman of the meeting as the proxy.

4. Where two proxies are appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights and neither proxy is entitled to vote on a show of hands.

5. If a proxy nominates the chairman of the meeting then it will be used in favour of all the resolutions unless a contrary specific direction is given.

6. In the case of joint members who are entitled to vote only one proxy will be accepted.

7. Proxies must be lodged by 10 a.m on Friday 27 May 2005 at the principal place of business of the Company being:

                            Level 9,
                            28 The Esplanade
                            Perth, Western Australia 6000

         Or postal address: PO Box 5643
                            St George's Terrace
                            Perth WA 6831

Proxies will also be accepted via facsimile to (08) 9226 4799

Additional proxy forms will be made available on application to the Company.

                                                                   CityView
                                                             Corporation Limited


                          REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2005

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

                                 Company Details

Registered Office:                     17 Ord Street
                                       West Perth  WA   6005
                                       Australia
Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth       WA   6000
Telephone:                             (618) 9226 4788
Fax:                                   (618) 9226 4799
E-Mail:                                info@cityviewcorp.com
Internet:                              www.cityviewcorp.com
Chairman:                              A I Saddique
Chief Executive Officer:               E Ee
Directors:                             R Goh
                                       Thinagaran
                                       Md N Ramli
                                       J F Arbouw
                                       R M Elliott
Company Secretary:                     J F Arbouw
Auditor:                               BDO
Australian Stock Exchange Symbol:      CVI
NASD Symbol:                           CTVWF
Australian Share Registry:             Computershare Investor Services Pty. Ltd.
US Share Registry:                     Computershare Trust Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at March 31, 2005

Shares on Issue                        80,661,616
Options                                Nil
Fully Diluted Capital                  80,661,616
Market Value Fully Diluted             AUD$3,468,449 (US$2,677,989)

--------------------------------------------------------------------------------

Trading Volume
                        AUS                    US                 TOTAL
  MONTH                VOLUME                VOLUME              VOLUME
  -----                ------                ------              ------
  January 2005        175,600                281,720             457,320
  February 2005       120,300                398,901             519,201
  March 2005         1,003,246              2,554,430           3,557,676
                     ---------              ---------           ---------
  TOTAL              1,299,146              3,235,051           4,534,197
--------------------------------------------------------------------------------

Corporate
In accordance with ASX Listing Rules, CityView lodged its Annual Report on March 30, 2005. The report can be viewed at www.cityviewcorp.com under "Financials".

Oil & Gas Indonesia
CityView has a 20% gross interest in the Madura (674,100 acres) and a 25% gross interest in the Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operating Shareholder").

Madura Concession - Madura Island, Indonesia:
On March 1, 2005 CityView was advised that two Drill Stem Tests (DST) had been carried out on Sebaya #2. Both DSTs were unsuccessful despite extensive fracturing being carried out for DST 2. Medco Energi has recommended that the well be suspended pending a full technical evaluation of the well.

CityView was also advised that the Operator has requested the authorities for an extension of time and subject to the extension of time being granted, the Operator has proposed to drill another well at Sebaya #3 as a delineation well in relation to Sebaya #1.

Simenggaris Concession - Kalimantan Indonesia
A petroleum system study was commissioned and carried out by the Faculty of Earth Sciences and Mineral Technology of the Institute Technology Bandung, Indonesia with support from the Indonesian Petroleum Geosciences Study Centre. Based on the said study, the Operator has proposed to drill two wells, namely Sesayap B and South Sembakung #2 in 2005.

Finance
Cash at Bank                                                 AUD$   266,367
Expenditure for the Quarter                                  AUD$ 1,442,631





THINAGARAN
Director

April 21, 2005

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                For the month of April 1, 2005 to April 30, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





               NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH